

December 30, 2010

Glade M. Knight
Chairman and Chief Executive Officer
Apple REIT Nine, Inc.
814 East Main Street
Richmond, Virginia 23219

> **Re: Apple REIT Nine, Inc.**
> **Form 10-K for the year ended 12/31/2009**
> **Filed on 3/05/2010**
> **File No. 000-53603**

Dear Mr. Knight:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2009

Item 1. Business

Related Parties, page 9

1.   We note the reference to "certain reimbursable expenses" that you must make to A9A and ASRG. In future filings, please revise to elaborate further on these certain expenses. If true, clarify if such expenses cover all of the services you receive from your two advisors. Also, please revise to discuss how you have determined the allocations used to calculate your reimbursements. Discuss your method of recordkeeping. Please provide us with a sample of the requested disclosure.

Item 5. Market For Registrant's Common Equity, Related Shareholder Matters and Issuer Purchase of Equity Securities

Unit Redemption Program, page 16

2.   In future filings, please revise to disclose how your redemptions to date have been funded and the total amount of requests made and fulfilled for the period covered by this report. Also, please clarify if the average price paid disclosed in column (b) applies to the number of units purchased in column (a) or (c). Please provide us with a sample of the requested disclosure.

Item 6 – Selected Financial Data, page 19

3.   Refer to footnote (a) on page 20. To enhance transparency in future filings, quantify the number of rooms sold that is used in your calculation of the Average Daily Rate.

4.   We also note on page 20 that you have defined funds from operations (FFO) as net income (loss) excluding gains and losses from sales of depreciable property, plus depreciation and amortization, plus costs associated with the acquisition of real estate. Please tell us how this definition is consistent with FFO as defined by the National Association of Real Estate Investment Trusts. Specifically, it is unclear how you deemed acquisition costs to be an appropriate adjustment in deriving FFO.

5.   Your disclosure is also unclear on why management believes that FFO and modified funds from operations (MFFO) provides useful information to investors regarding the company's financial condition and results of operations. Please confirm that you plan to expand your disclosure to include such information in future filings.

Item 7.   Management's Discussion and Analysis of Financial Condition and Results of Operations

Hotels Owned, page 22

6.   Please tell us if you own the properties disclosed 100% fee simple. If not, please revise the disclosure here or in your properties sections in future filings to clarify how you own the properties that are not 100% owned by you to the extent you elect to identify each property. Also, if any properties are subject to ground leases, please identify such properties.

Related Party Transactions, page 27

7.   We note the company has significant transactions with related parties. Tell us what consideration was given to disclosing the company's policy, if any, for getting these intercompany transactions approved by the board of directors. To the extent

intercompany transfers do not need approval by the board of directors, please disclose your policy accordingly.

Liquidity and Capital Resources, page 29

8.   Refer to page 30. We note that you anticipate that cash flow, and cash on hand will be adequate to cover operating expenses and anticipated liquidity requirements, including distributions to shareholders. However we note that cash flows from operating activities were insufficient to pay the distribution for fiscal years 2008 and 2009 and the subsequent interim periods. Your disclosure should clearly identify the alternative source of cash used to fund these distributions. Please provide us your proposed disclosure that you plan to include in future filings.

Item 8 - Financial Statements and Supplementary Data, page 36

Consolidated Statements of Income, page 40

9.   In future annual reports, dividends per share should not be shown on the face of the Statements of Income. Refer to FASB ASC 260-10-45-5.

Note 1 – General Information and Summary of Significant Accounting Policies, page 43

Investment in Real Estate and Related Depreciation, page 43

10.   Refer to the second paragraph on page 44. We note that the company records impairment losses on hotel properties used in operations if indicators of impairment are present. To enhance the transparency of your disclosure, you should discuss the types of indicators that would prompt you to test for recoverability.

Item 15. Exhibits and Financial Statement Schedules, page 67

11.   We note that exhibits 10.5, 10.7, 10.9, 10.19, 10.22, 10.26, 10.28, 10.30 and 10.34-10.69 only list and do not include the exhibits and schedules listed in the table of contents for such agreements. Item 601(b)(10) does not permit the omission of information that is attached to a material contract. Please file the complete agreements as exhibits to your next periodic report.

DEFINITIVE PROXY ON SCHEDULE 14A FILED APRIL 30, 2010

Election of Directors

Continuing Directors, page 4

12.   Please confirm that your future filings will disclose *for each director* the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director. The summary disclosure at the top of page 5, which refers to the directors as a group, is not sufficient.   Provide sample disclosure in your response. Refer to Item 401(e) of Regulation S-K.

Compensation Discussion and Analysis

General

13.   Please explain to us the specific determinations involved in establishing the salary and bonus amounts. Clarify whether the amount allocated to you is determined independent of how the allocations are made for the other Apple REITs. Elaborate on your reference to FFO. Please include such information in future filings as applicable.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Yolanda Crittendon, Staff Accountant, at (202) 551-3472 or Cicely Lamothe, Accounting Branch Chief, at (202) 551-3413 if you have questions regarding comments on the financial statements and related matters. Please contact Jerard Gibson, Staff Attorney, at (202) 551-3473 or me at (202) 551-3386 with any other questions.

Sincerely,

Duc Dang
Senior Counsel